October 7, 2024

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

        Re: Safety Shot, Inc.
            Registration Statement on Form S-3
            Filed September 24, 2024
            File No. 333-282315
Dear Jarrett Boon:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Prospectus Summary, page 3

1. We note your disclosure on page 4 that "research studies will be carried out addressing dose, ingredient selection and efficacy across multiple indications to help bolster product development and product offerings." Please revise to briefly discuss these future research studies.
2. We note your disclosure on page 4 that you "have conducted extensive research and experimentation involving a substantial number of volunteers under the influence of alcohol" and that you "have recently completed [y]our clinical trials of the Safety Shot
       Dietary Supplement which have shown a statistically significant reduction in the BAC of the participants." Please revise to discuss these studies and clinical trials in further detail. In particular, please disclose the date(s) and location(s) of the studies and trials, the sponsor(s), the number of participants, including how participants were selected,
 October 7, 2024
Page 2

       the results of the studies and trials, including how results were measured, key assumptions, any serious adverse events, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsors in the studies and/or trials, are affiliates or partners of Safety Shot.
3. We note your statement on page 6: "As of the date hereof, the Company owns five patents, including the patent (US 9,186,350 B2) and patent (US 10,028,991 B2) for the composition of the Safety Shot Dietary Supplement used for minimizing the harmful effects associated with alcohol consumption by supporting the metabolism of alcohol." Please revise to disclose the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, the type of patent protection, expiration dates for such patents on an individual basis and the jurisdiction covered by each patent.
Incorporation Of Certain Information By Reference, page 18

4. Please revise to incorporate by reference all of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-3.
General

5. Please revise your disclosures to clearly discuss the securities being registered for resale on this registration statement, including the 1,098,029 previously issued shares of common stock and the 800,000 shares of common stock issuable upon the exercise of common stock purchase warrants. In particular, please discuss the transactions pursuant to which these securities were issued, and file the applicable transaction documents as exhibits to this registration statement. We note your disclosure on page
       9 that common stock was issued to Todd Gibson pursuant to a securities purchase agreement dated September 20, 2024, your disclosure on page 12 that common stock options were issued to Wall and Broad Capital pursuant to a stock option agreement dated September 6, 2024, and your disclosures on page 13 that you entered into loan agreements on April 20, 2022 with Greentree and L&H pursuant to which you sold warrants, and that on January 19, 2023, you entered into a PIPE agreement with certain purchasers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 7, 2024
Page 3

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Arthur S. Marcus, Esq.